UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 21, 2011.

Exhibit 99.1

Golar LNG Limited - Golar LNG Partners LP - over-allotment option exercised

Golar LNG Limited ("Golar" or the "Company") announced today that the underwriters for the initial public offering of Golar LNG Partners LP (the "Partnership") exercised in full their over-allotment option to purchase from Golar an additional 1,800,000 common units of the Partnership. The initial public offering of 12,000,000 common units of the Partnership closed on April 13, 2011 and the sale of the additional 1,800,000 common units (at a price of $22.50) of the Partnership closed on April 20, 2011.  The common units trade on The Nasdaq Global Select Market under the symbol "GMLP".

Immediately following the closing of the over-allotment option, Golar owned 9,327,254 common units and 15,949,831 subordinated units, representing an approximate 63.4% limited partner interest in Golar LNG Partners LP, and a 2.0% general partner interest in the Partnership (through Golar's ownership of the general partner).

Citi, BofA Merrill Lynch and Morgan Stanley acted as the joint bookrunning managers of the offering. Citi and Evercore Partners served as co-structuring agents on behalf of Golar in connection with the offering.

Contact

Golar LNG Limited

April 21, 2011

Hamilton, Bermuda

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Brian Tienzo: Group Financial Controller

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 21, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer